Registration No.  333-35211
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 3 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 217

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed Maximum Aggregate Offering Price to the Public of the Securities Being Registered: Indefinite

G.   Amount of Filing Fee:  $0.00

H.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on October 15, 1997 at 2:00 p.m. pursuant to  Rule
     487.
                ________________________________


                             FT 217

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The FT Series

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The FT Series
          securities

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The FT Series

11.  Types of securities comprising        The FT Series
     units                                 Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The FT
                                           Series
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The FT
                                           Series; Public
                                           Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The FT Series
          affiliated persons

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The FT Series; Rights
                                           of Unit Holders;

17.  Withdrawal or redemption              The FT Series; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The FT Series;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The FT
                                           Series, Public
                                           Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The FT Series

50.  Trustee's lien                        The FT Series


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's securities                       *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The FT Series;
          agreement with respect to        Rights of Unit Holders
          selection or elimination of
          underlying securities


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The FT Series;
          or elimination of underlying     Rights of Unit Holders
          securities


     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The FT Series


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      periodic payment certificates           *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets


* Inapplicable, answer negative or not required.


                   First Trust (registered trademark)

              Blue Chip International Growth Trust Series
                      Energy Growth Trust, Series 3
                     Internet Growth Trust, Series 3
               Investment Services Growth Trust, Series 2
                      Retail Growth Trust, Series 2
                    Small-Cap Growth Trust, Series 2

The Trusts. FT 217 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and individually as a "Trust."

The objective of each Trust is to provide for potential capital appreciation by investing the Trust's portfolio in common stocks (the "Equity Securities") of companies in the respective industries represented by each Trust. See "Schedule of Investments" for each Trust. Each Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information" for each Trust. There is, of course, no guarantee that the objective of the Trusts will be achieved.

Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust. The Equity Securities deposited in each Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See "Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities in the Trusts or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trusts. Such deposits of additional Equity Securities will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities in each Trust shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trusts on the Initial, or any subsequent, Date of Deposit. See "What is the FT Series?" and "How May Equity Securities be Removed from a Trust?"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Nike Securities L.P.
              Sponsor of First Trust (registered trademark)
                             1-800-621-9533


             The date of this Prospectus is October 15, 1997

Public Offering Price. The Public Offering Price per Unit of each Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.35 per Unit. Commencing on May 29, 1998, and on the last business day of each month thereafter, through September 30, 1998, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The sales charge of a Trust is reduced on a graduated scale for sales involving at least $50,000. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), subject to a reduction beginning October 31, 1998. A pro rata share of accumulated dividends, if any, in the Income Account of a Trust is included in the Public Offering Price. The minimum amount which an investor may purchase of a Trust is $1,000. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for a Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each October 31, commencing October 31, 1998 to a minimum sales charge of 3.0%. See "How is the Public Offering Price Determined?"


UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust, net of expenses of such Trust, will be paid on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information" for each Trust. Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the respective Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trusts, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of a Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"


Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trusts and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in such Trusts (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trusts (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of a Trust. A Unit holder tendering 2,500 Units or more of a Trust for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. See "How May Units be Redeemed?" Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time. See "How May Units be Redeemed?"



Termination. Commencing no later than the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of such Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of each Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) if such Unit holder owns at least 2,500 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after a Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?"


Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, changes in interest rates and economic recession. Volatility in the market price of the Equity Securities in a Trust also changes the value of the Units of the Trusts. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trusts' portfolios are not managed and Equity Securities will not be sold by the Trusts regardless of market fluctuations, although certain Equity Securities may be sold under certain limited circumstances. For further information concerning these risk factors as well as a discussion of additional risks specific to each Trust, see "What are Equity Securities?-Risk Factors."

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                of the Equity Securities-October 15, 1997


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   First Trust Advisors L.P.

                                                                             Blue Chip       Energy         Internet
                                                                             International   Growth         Growth
                                                                             Growth Trust    Trust          Trust
                                                                             Series          Series 3       Series 3
                                                                             _____________   ________       ________
General Information
Initial Number of Units (1)                                                      15,000          15,138         15,076
Fractional Undivided Interest in the Trust per Unit (1)                        1/15,000        1/15,138       1/15,076
Public Offering Price:
Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)    $  148,503      $  149,865     $  149,250
 Aggregate Offering Price Evaluation of Equity Securities per Unit           $    9.900      $    9.900     $    9.900
 Maximum Sales Charge of 4.5% of the Public Offering Price
   per Unit (4.545% of the net amount invested, exclusive
   of the deferred sales charge) (3)                                         $     .450      $     .450     $     .450
 Less Deferred Sales Charge per Unit                                         $    (.350)     $    (.350)    $    (.350)
 Public Offering Price per Unit (3)                                          $   10.000      $   10.000     $   10.000
Sponsor's Initial Repurchase Price per Unit                                  $    9.550      $    9.550     $    9.550
Redemption Price per Unit (based on aggregate underlying
   value of Equity Securities less deferred sales charge) (4)                $    9.550      $    9.550     $    9.550
CUSIP Number                                                                 30264M 323      30264M 315     30264M 331
Trustee's Annual Fee per Unit outstanding                                    $    .0096      $    .0096     $    .0096
Evaluator's Annual Fee per Unit outstanding (5)                              $    .0030      $    .0030     $    .0030
Maximum Supervisory Fee per Unit outstanding (6)                             $    .0035      $    .0035     $    .0035
Estimated Annual Amortization of Organizational and
   Offering Costs per Unit outstanding (7)                                   $    .0045      $    .0045     $    .0045

First Settlement Date                         October 20, 1997
Mandatory Termination Date                    October 15, 2002
Discretionary Liquidation Amount              A Trust may be terminated if the value thereof is less than the lower of
                                              $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                              Trust during the initial offering period.
Income Distribution Record Date               Fifteenth day of each June and December commencing December 15, 1997.
Income Distribution Date (8)                  Last day of each June and December commencing December 31, 1997.

_____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for a Trust of 4.5% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $.350 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the respective Trust. In addition to the initial sales charge, Unit holders will pay a deferred sales charge of $.07 per Unit per month commencing May 29, 1998 and on the last business day of each month thereafter through September 30, 1998. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on October 1, 1998, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent October 31, commencing October 31, 1998 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor may be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trusts (approximately five years). See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                of the Equity Securities-October 15, 1997


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   First Trust Advisors L.P.

                                                                             Investment       Retail           Small-Cap
                                                                             Services         Growth           Growth
                                                                             Growth Trust     Trust            Trust
                                                                             Series 2         Series 2         Series 2
                                                                             ____________     ________         _________
General Information
Initial Number of Units (1)                                                      15,089           15,026           15,044
Fractional Undivided Interest in the Trust per Unit (1)                        1/15,089         1/15,026         1/15,044
Public Offering Price:
  Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)  $  149,383       $  148,760       $  148,940
  Aggregate Offering Price Evaluation of Equity Securities per Unit          $    9.900       $    9.900       $    9.900
  Maximum Sales Charge of 4.5% of the Public Offering Price
    per Unit (4.545% of the net amount invested, exclusive
    of the deferred sales charge) (3)                                        $     .450       $     .450       $     .450
  Less Deferred Sales Charge per Unit                                        $    (.350)      $    (.350)      $    (.350)
  Public Offering Price per Unit (3)                                         $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit                                  $    9.550       $    9.550       $    9.550
Redemption Price per Unit (based on aggregate underlying
  value of Equity Securities less deferred sales charge) (4)                 $    9.550       $    9.550       $    9.550
CUSIP Number                                                                 30264M 364       30264M 349       30264M 356
Trustee's Annual Fee per Unit outstanding                                    $    .0096       $    .0096       $    .0096
Evaluator's Annual Fee per Unit outstanding (5)                              $    .0030       $    .0030       $    .0030
Maximum Supervisory Fee per Unit outstanding (6)                             $    .0035       $    .0035       $    .0035
Estimated Annual Amortization of Organizational and
  Offering Costs per Unit outstanding (7)                                    $    .0045       $    .0045       $    .0045

First Settlement Date                       October 20, 1997
Mandatory Termination Date                  October 15, 2002
Discretionary Liquidation Amount            A Trust may be terminated if the value thereof is less than the lower of
                                            $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                            Trust during the initial offering period.
Income Distribution Record Date             Fifteenth day of each June and December commencing December 15, 1997.
Income Distribution Date (8)                Last day of each June and December commencing December 31, 1997.

______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for a Trust of 4.5% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $.350 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the respective Trust. In addition to the initial sales charge, Unit holders will pay a deferred sales charge of $.07 per Unit per month commencing May 29, 1998 and on the last business day of each month thereafter through September 30, 1998. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on October 1, 1998, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent October 31, commencing October 31, 1998 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor may be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trusts (approximately five years). See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                               FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trusts have a term of approximately five years and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees.

                                          BLUE CHIP INTERNATIONAL GROWTH TRUST SERIES
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)           $ .100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)             .350
                                                                                           ________           _______
                                                                                           4.50%              $ .450
                                                                                           ========           =======

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                              .098%              $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 .141%               .0138
Other operating expenses                                                                   .055%               .0054
                                                                                           ________           _______
  Total                                                                                    .294%              $.0288
                                                                                           ========           =======

                                                    Example
                                                    _______
                                                                               Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Blue Chip International Growth Trust Series has an estimated operating expense ratio of .294% and a 5% annual return on the investment
throughout the periods                                                       $ 48             $ 54             $ 61

                                                     ENERGY GROWTH TRUST, SERIES 3
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)            $ .100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)              .350
                                                                                           ________            ______
                                                                                           4.50%               $ .450
                                                                                           ========            ======

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                              .098%               $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 .141%                .0138
Other operating expenses                                                                   .055%                .0054
                                                                                           ________            ______
  Total                                                                                    .294%               $.0288
                                                                                           ========            ======

                                                    Example
                                                    _______
                                                                               Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Energy Growth Trust, Series 3 has an estimated operating expense ratio of .294% and a 5% annual return on the investment throughout
the periods                                                                  $ 48             $ 54             $ 61


                                                   INTERNET GROWTH TRUST, SERIES 3
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)            $ .100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)              .350
                                                                                           ________            ______
                                                                                           4.50%               $ .450
                                                                                           ========            ======

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                              .098%               $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 .141%                .0138
Other operating expenses                                                                   .055%                .0054
                                                                                           ________            ______
  Total                                                                                    .294%               $.0288
                                                                                           ========            ======

                                                    Example
                                                    _______
                                                                               Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Internet Growth Trust, Series 3 has an estimated operating expense ratio of .294% and a 5% annual return on the investment throughout
the periods                                                                  $ 48             $ 54             $ 61

                                            INVESTMENT SERVICES GROWTH TRUST, SERIES 2
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)            $ .100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)              .350
                                                                                           ________            ______
                                                                                           4.50%               $ .450
                                                                                           ========            ======

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                              .098%               $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 .141%                .0138
Other operating expenses                                                                   .055%                .0054
                                                                                           ________            ______
  Total                                                                                    .294%               $.0288
                                                                                           ========            ======

                                                    Example
                                                    _______
                                                                               Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Investment Services Growth Trust, Series 2 has an estimated operating expense ratio of .294% and a 5% annual return on the investment
throughout the periods                                                       $ 48             $ 54             $ 61

                                                      RETAIL GROWTH  TRUST, SERIES 2
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)            $ .100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)              .350
                                                                                           ________            ______
                                                                                           4.50%               $ .450
                                                                                           ========            ======

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                              .098%               $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 .141%                .0138
Other operating expenses                                                                   .055%                .0054
                                                                                           ________            ______
  Total                                                                                    .294%               $.0288
                                                                                           ========            ======

                                                    Example
                                                    _______
                                                                               Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Retail Growth Trust, Series 2 has an estimated operating expense ratio of .294% and a 5% annual return on the investment throughout
the periods                                                                  $ 48             $ 54             $ 61

                                                    SMALL-CAP GROWTH TRUST, SERIES 2
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)            $ .100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)              .350
                                                                                           ________            _______
                                                                                           4.50%               $ .450
                                                                                           ========            ======

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                              .098%               $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 .141%                .0138
Other operating expenses                                                                   .055%                .0054
                                                                                           ________            ______
  Total                                                                                    .294%               $.0288
                                                                                           ========            ======

                                                    Example
                                                    _______
                                                                               Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Small-Cap Growth Trust, Series 2 has an estimated operating expense ratio of .294% and a 5% annual return on the investment throughout
the periods                                                                  $ 48             $ 54             $ 61

______________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 4.5% and the maximum remaining deferred sales charge (initially $.35 per Unit) and would exceed 1.0% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.07 per month per Unit, irrespective of purchase or redemption price deducted monthly commencing May 29, 1998 through September 30, 1998. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 3.5%. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments.

The examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

               BLUE CHIP INTERNATIONAL GROWTH TRUST SERIES
                      ENERGY GROWTH TRUST, SERIES 3
                     INTERNET GROWTH TRUST, SERIES 3
               INVESTMENT SERVICES GROWTH TRUST, SERIES 2
                      RETAIL GROWTH TRUST, SERIES 2
                    SMALL-CAP GROWTH TRUST, SERIES 2

                                 FT 217

What is the FT Series?

FT 217 is one of a series of investment companies created by the Sponsor under the name of the FT Series, all of which are generally similar, but each of which is separate and is designated by a different series number. The FT Series was previously known as The First Trust Special Situations Trust Series. This Series consists of the underlying separate unit investment trusts set forth above. The Trusts were created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee, and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trusts, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trusts.

Blue Chip International Growth Trust Series


The objective of the Blue Chip International Growth Trust Series (the "International Growth Trust") is to provide for potential capital appreciation through an investment in a diversified portfolio of foreign companies which the Sponsor believes will significantly expand an investor's choices and opportunity to participate in the long-term growth potential of foreign companies. See "What are the Equity Securities?" Of the 100 largest companies in the world, 46% are headquartered outside the United States. Furthermore, a number of foreign economies are growing at a faster rate than the United States. The portfolio of the International Growth Trust is diversified across many industry sectors and countries. Diversifying a portfolio helps to offset the risks normally associated with equity investments, however, an investment in foreign securities should be made with an understanding of the additional risks involved, such as foreign currency fluctuations, foreign political risk, the lack of adequate financial information in some cases and exchange control restrictions impacting foreign issuers.


In addition to providing access to expanding markets and companies, international investing can add a measure of diversification to an investor's portfolio. The portfolio for the Trust has been chosen using database screening techniques, fundamental analysis and the judgment of the research analysts at Nike Securities L.P.


In general, the Sponsor believes the Trust will provide the investor access to expanding markets across the globe; diversification across several developed countries; and diversification across several industries, resulting in a portfolio of well capitalized, attractively priced, global blue chip companies. Although risk cannot be entirely eliminated from an investment in foreign equity securities, it can be reduced by diversifying the Trust's portfolio across many industry sectors and countries. While the companies selected for the Trust are chosen for their potential to provide above average returns, there is no assurance that the Trust's objectives will be met. See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for the International Growth Trust.


Energy Growth Trust, Series 3


The objective of the Energy Growth Trust, Series 3 (the "Energy Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of energy companies which the Sponsor believes are positioned to take advantage of the world's increasing demand for energy. The Energy Growth Trust's portfolio is diversified across many energy sectors, including integrated oil, oilfield services, oil and gas exploration and production, oil and gas drilling, and oil refining and marketing. The companies selected for the Energy Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. To help reduce risk, the Energy Growth Trust avoids small companies, newly-issued stocks and stocks with little or no earnings. In general, the Sponsor believes the companies selected for the Energy Growth Trust have above-average growth prospects for both sales and earnings and lower-than-average levels of debt.


Worldwide demand for energy continues to increase daily, driven primarily by the rapid developments in newly-industrialized countries in Asia, Eastern Europe and Latin America. Energy prices are expected to rise by decade's end because current energy supplies are being drained by the world's demands for energy. Industry overcapacity and declining energy prices in the 1980s forced energy companies to become more competitive under difficult conditions. Energy companies have greatly improved their operating efficiencies through cost cutting, consolidation and new technologies as discussed below:

- Cost-cutting has occurred through sizable workforce reductions and the use of technology to lower overhead and production costs.

- Consolidation and the divestiture of non-core assets has reduced industry capacity and allowed companies to focus on their core operations.

- New technologies are expected to lead to the discovery of additional energy reserves and lower the cost of developing these reserves. Given these measures, energy companies are positioned for significantly improved profitability when energy prices increase, as analysts expect.


See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for the Energy Growth Trust. There is, however, no assurance that the objective of the Energy Growth Trust will be achieved.


Internet Growth Trust, Series 3


The objective of the Internet Growth Trust, Series 3 (the "Internet Growth Trust") is to provide for potential capital appreciation through an investment in equity securities issued by companies that, in the opinion of the Sponsor, are best positioned to take advantage of the rapid growth of the Internet. See "What are Equity Securities?" There is, of course, no guarantee that the objectives of the Trust will be achieved. The portfolio of the Internet Growth Trust is diversified across many related sectors: access/information providers, communications equipment, computer networking, computers, semiconductors and software. Diversifying a portfolio helps to offset the risks normally associated with equity investments, although risk cannot be entirely eliminated. This type of diversification provides a convenient, efficient way for the investor to own stocks in a number of companies without considerable time and capital commitments.



In the Sponsor's opinion, the growing numbers of users and web sites along with expanding capabilities make the Internet Growth Trust an attractive investment opportunity. The number of people connecting to the worldwide Web is growing daily. More people are signing up with Internet access companies, and still more are upgrading their computers to make Internet linkage possible. Currently, more than 40 million users from 170 countries enjoy Internet access. Moreover, many of the current 250 million personal-computer owners around the world are expected to connect in the next three years, boosting user totals to more than 160 million by the year 2000. Furthermore, nearly 3,000 web sites are being added to the Internet every day. As of March 1997, there were 1.2 million registered sites, 900,000 of which were created over the previous 12 months. Corporations have made huge strides in the way they conduct business-to-business transactions over the Internet, making it more commercially feasible for the mass market. Previously, only about 2% of America's six million companies were able to link buyers and suppliers to order and pay for services and merchandise by purchasing expensive private phone networks. As the Internet continues to expand its scope and becomes easier to use, electronic banking is anticipated to be another significant area of growth.


The companies selected for the Internet Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of research experts at Nike Securities L.P. To help reduce risk, the Internet Growth Trust avoids small companies, newly-issued stocks, and stocks with little or no earnings. In general, the Sponsor believes the companies selected have above-average growth prospects for both sales and earnings, and lower than average debt.

The Sponsor believes that the enormous growth potential of the Internet offers a compelling investment opportunity. However, since the Internet is in the early stages of its development and the direction of its evolution is unpredictable, there exist tremendous risks. It is important to note that companies engaged in business related to the Internet are subject to fierce competition and their products and services may be subject to rapid obsolescence.

See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for the Internet Growth Trust. There is no assurance that the objective of the Internet Growth Trust will be achieved.

Investment Services Growth Trust, Series 2


The objective of the Investment Services Growth Trust, Series 2 (the "Investment Services Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of brokerage and investment services companies which the Sponsor believes are experiencing record-setting earnings and profits growth. The Investment Services Growth Trust's portfolio is diversified across 25 companies engaged in stock brokerage, commodity brokerage, investment banking, tax-advantaged investment or investment sales, investment management or related investment advisory services. The companies selected for the Investment Services Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. In general, the Sponsor believes these companies have above-average growth prospects for both sales and earnings and established market shares for their services.



An unprecedented long-running bull market, stable interest rates and low inflation are among the favorable factors influencing the brokerage and investment services industry's record-setting earnings/profits boom. Their stocks, historically, have outperformed market averages; and although past performance is no guarantee of future results, the Sponsor believes this trend should continue while the investment climate is favorable. Many brokerage/investment services firms are setting their prospects overseas. Industry giants with formidable multi-dimensional and global profit-generating capabilities are buying out brokerage firms in many countries, while others are entering into joint ventures with their foreign counterparts. Gaining a global foothold has, in many cases, bolstered earnings, profits and stock prices. Late in 1996, the Federal Reserve loosened its limitations on banks underwriting securities, which will allow banks to acquire brokerage firms. Brokerage firms should also benefit from recently enacted capital-gains tax cuts.


See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for the Investment Services Growth Trust. There is no assurance that the objective of the Investment Services Growth Trust will be achieved.

Retail Growth Trust, Series 2


The objective of the Retail Growth Trust, Series 2 (the "Retail Growth Trust") is to provide for potential capital appreciation through an investment in equity securities issued by retail companies incorporated or headquartered primarily in the United States (the "Equity Securities"). The Retail Growth Trust is a unit investment trust investing in a diversified portfolio of common stocks of companies in the retail sector. The Sponsor believes the companies chosen are currently undervalued and are the best positioned for long-term earnings growth in the current retail environment.



The companies selected for the Retail Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of research experts at Nike Securities L.P., Sponsor of the Trust. To help reduce risk, the Retail Growth Trust generally avoids small market capitalization companies, newly-issued stocks and stocks with little or no earnings. In general, the Sponsor believes the companies chosen for this Trust have above-average growth prospects for both sales and earnings.



The portfolio is diversified both by geographic region and by different areas of the retail sector. Although risk cannot be entirely eliminated, the risks normally associated with equity investments can be offset by diversification. This type of diversification provides a convenient, efficient way to own stocks in a number of companies without considerable time and capital commitments on your part.


In the Sponsor's opinion, the stocks selected are of undervalued companies with attractive growth prospects. While the stock market performance of retail companies has improved over the past year (nearly keeping pace with the overall equity market), retail shares have generally lagged the stock market over the past several years. This gives investors an opportunity to purchase quality companies at a lower price. As investor sentiment improves towards the retail sector, the Sponsor believes a portfolio of industry leading retailers with above-average growth prospects offers value and growth potential for the future.

The portfolio has been carefully selected to include retailers that have demonstrated the ability to consistently provide the best combination of price, selection and service. The Sponsor believes it is these innovative retailers that will be able to successfully expand their market share.

Moreover, the Sponsor believes growth in the retailing sector will come from the following:

-    Opening of new stores;

-    Increasing sales volume at existing locations;

- Raising of profit margins through efficiency gains and enhanced use of technology;

-    Expansion of retailing concepts in a global economy.

See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for the Retail Growth Trust. There is no assurance that the objective of the Retail Growth Trust will be achieved.

Small-Cap Growth Trust, Series 2


The objective of the Small-Cap Growth Trust, Series 2 (the "Small-Cap Growth Trust") is to provide investors with above-average capital appreciation potential through an investment in a diversified portfolio of 40 small capitalization companies which the Sponsor believes have substantial growth potential. For purposes of the Small-Cap Growth Trust, a small-cap company is defined as one with market capitalization of between $50 million and $1 billion. The Small-Cap Growth Trust's portfolio is well-diversified across several industries and concentrates on United States-based small-cap companies included in the Russell 2000 Index. Diversifying a portfolio helps to offset the risks normally associated with equity investments, although risk cannot be entirely eliminated. This type of diversification, furthermore, provides a convenient, efficient way to own stocks in a number of companies without considerable time and capital commitments on the investor's part. The companies selected for the Small-Cap Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. In general, the Sponsor believes these companies have above-average growth prospects for both sales and earnings, established market shares for their products and services and lower-than-average levels of debt.



Historically, United States small-cap stocks have outperformed the overall stock market, large-cap stocks, bonds and inflation over the long term. Because small-cap stocks have the potential to provide higher total returns, they are ideal for the more aggressive investor who is comfortable with the above-average volatility that is inherent in United States small-cap companies. The small-cap companies selected for the Small-Cap Growth Trust are believed to have attractive valuations with prospects for above-average earnings growth. In general, although in recent months, small-cap stock have outperformed large-cap stocks, the stock market performance of small-cap stocks has lagged the returns of large-cap stocks during the past few years. These companies do not have the same level of analyst coverage as larger-cap companies which, if coverage expands, might result in higher prices for these Equity Securities.


See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for the Small-Cap Growth Trust. There is no assurance that the objective of the Small-Cap Growth Trust will be achieved.

Each Trust has a Mandatory Termination Date, as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of any Trust will be achieved. Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in each Trust's portfolio, as set forth under "Schedule of Investments" for each Trust. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the

Indenture, may deposit additional Equity Securities in a Trust, or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust set forth under "Summary of Essential Information" for each Trust. To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of that Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in that Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of that Trust will be decreased proportionately. See "How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to each Trust, for which the Sponsor may be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to a Trust. Certain of the expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to a Trust, Federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses may be paid by the Sponsor, and may, in part, be paid by the Trustee.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for each Trust. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information."

The Trustee pays certain expenses of each Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to each Trust an annual fee set forth in each "Summary of Essential Information," which is based upon the largest aggregate number of Units of each Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and the above described fees are payable from the Income Account of a Trust to the extent funds are available and then from the Capital Account of such Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisor services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

Certain or all of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust's portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by each Trust and charged off over a period not to exceed the life of the Trusts (approximately five years). The following additional charges are or may be incurred by a Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on each Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of such Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet such Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires each Trust to be audited on an annual basis at the expense of such Trusts by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trusts. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from such Trust are actually received by the Unit holder.

3. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his Units is allocated among his pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his Units) in order to determine his tax basis for his pro rata portion of each Equity Security held by such Trust. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his Units for more than one year.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and will be long-term if the Unit holder has held his Units for more than one year (the date on which the Units are acquired (i.e., the trade date) is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unit holder has held his Units for more than one year. Unit holders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for a Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of a Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.


Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit. For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) are subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding period of the capital assets. In particular, net capital gain, excluding net gain from property held more than one year but not more than 18 months and gain on certain other assets, is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Net capital gain that is not taxed at the maximum marginal stated tax rate of 20% (or 10%) as described in the preceding sentence, is generally subject to a maximum marginal stated tax rate of 28%. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Generally, capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Net short-term capital gain is taxed at the same rates as ordinary income. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.



The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any such constructive sales rules. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.



Because some or all capital gains are taxed at a comparatively lower rate under the Revenue Reconciliation Act of 1993 (the "1993 Tax Act"), the 1993 Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.


If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of a Trust involved including his pro rata portion of all the Equity Securities represented by the Unit.

Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unit holders should consult their own tax advisers with regard to any constructive sale rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by a Trust.

Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by a Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.

A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

Unit holders will be notified annually of the amounts of dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trusts Suitable for Retirement Plans?"

The foregoing discussion relates only to the tax treatment of United States Unit holders; Unit holders may be subject to foreign, state and local taxation. Unit holders should consult their tax advisers regarding potential state or local taxation with respect to the Units.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.

Why are Investments in the Trusts Suitable for Retirement Plans?

Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Equity Securities?

The Trusts consist of different issues of Equity Securities which are listed on a national securities exchange or The Nasdaq Stock Market or traded in the over-the-counter market. See "What are the Equity Securities Selected for Blue Chip International Growth Trust Series?," "What are the Equity Securities Selected for Energy Growth Trust, Series 3?," "What are the Equity Securities Selected for Internet Growth Trust, Series 3?," "What are the Equity Securities Selected for Investment Services Growth Trust, Series 2?," "What are the Equity Securities Selected for Retail Growth Trust, Series 2?" and "What are the Equity Securities Selected for Small-Cap Growth Trust, Series 2?" for a general description of the companies.

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the problems and risks such an investment may entail.


Blue Chip International Growth Trust Series. An investment in Units of the International Growth Trust should be made with an understanding of the risks such an investment may entail. Since the Equity Securities in the Trust consist of securities of foreign issuers, an investment in the Trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of Equity Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Portfolio Supervisor to provide portfolio surveillance.


On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.

Energy Growth Trust, Series 3. An investment in Units of the Energy Growth Trust should be made with an understanding of the problems and risks such an investment may entail.

The Energy Growth Trust invests in Equity Securities of companies involved in the energy industry. The business activities of companies held in the Energy Growth Trust may include: production, generation, transmission, marketing, control, or measurement of energy or energy fuels; providing component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control. Companies participating in new activities resulting from technological advances or research discoveries in the energy field were also considered for the Energy Growth Trust.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Equity Securities in the Energy Growth Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Equity Securities during the life of the Energy Growth Trust.


According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.


Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Energy Growth Trust.


Internet Growth Trust, Series 3. The Internet Growth Trust concentrates its Equity Securities in the technology industry and, as a result, the value of the Units of the Trust may be susceptible to factors affecting the technology industry.


Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond timely to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the securities in the Trust.


Investment Services Growth Trust, Series 2. An investment in Units of the Investment Services Growth Trust should be made with an understanding of the problems and risks such an investment may entail. The Investment Services Growth Trust consists of companies engaged in investment banking/brokerage and investment management. Such companies include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Equity Securities included in the Investment Services Growth Trust will be able to respond timely to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.


Retail Growth Trust, Series 2. An investment of Units of the Retail Growth Trust should be made with an understanding of the problems and risks inherent in the retail industry in general. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Small-Cap Growth Trust, Series 2. An investment of Units of the Small-Cap Growth Trust should be made with an understanding of the risks such an investment may entail. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of the companies in which the Small-Cap Growth Trust may invest may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Small-Cap Growth Trust to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices. The securities of small companies are often traded over-the-counter and may not be traded in the volumes typical on a national securities exchange.

General. Each Trust consists of such Equity Securities listed under the "Schedule of Investments" for each Trust as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trusts pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. The past market and earnings performance of the Equity Securities included in the Trusts is not predictive of their future performance. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by a Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.


Certain or all of the securities in the International Growth Trust and Energy Growth Trust are in ADR or GDR form. ADRs, which evidence American Depositary Receipts and GDRs, which evidence Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Shares and Global Depositary Shares (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.
For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.


Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the Equity Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Equity Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

What are the Equity Securities Selected for Blue Chip International Growth Trust Series?

BASF AG (ADR), headquartered in Ludwigshafen, Germany, produces plastics, fibers, health and nutrition products, colorants, finishing products, oil, gas, chemicals and information systems products.

Bayer AG (ADR), headquartered in Leverkusen, Germany, provides a wide variety of products and services in areas ranging from healthcare and agriculture to plastics, specialty chemicals and imaging technologies.

British Petroleum Plc (ADR), headquartered in London, England, one of the world's largest petroleum and petrochemical groups, produces, transports, refines and markets crude oil, natural gas and related products; and makes and markets petrochemicals and related products. The company also operates tankers for its own use and for third parties.

The Broken Hill Proprietary Company (ADR), headquartered in Melbourne, Australia, explores for, mines, processes and markets coal, iron ore, manganese ore, gold, copper and other minerals with subsidiaries. The company makes and markets steel products; explores for, produces, processes, refines, trades and markets oil and gas; and also provides transport and engineering services.

Cadbury Schweppes Plc (ADR), headquartered in London, England, with subsidiaries, makes, markets and distributes internationally branded chocolate and other confectionery products in the form of bars, blocks, bagged products, boxed assortments, chocolate eggs, novelties and beverages, which are sold in cans, glass bottles, plastic containers and aseptic packages.

Daimler-Benz AG (ADR), headquartered in Stuttgart, Germany, makes cars under the Mercedes-Benz nameplate and commercial vehicles; aircraft, space systems, defense and civil systems and propulsion systems. The company also provides financial services and insurance brokerage.

ENI SpA (ADR), headquartered in Rome, Italy, through subsidiaries, explores, develops and produces oil and natural gas in Italy, North Africa, West Africa and the North Sea; supplies, transmits and distributes natural gas; refines and markets oil and petroleum products; produces and sells petrochemicals; and provides oilfield services contracting and engineering.

LM Ericsson (ADR), headquartered in Stockholm, Sweden, provides advanced systems, products and services for handling voice, data, image and text in public and private wired and mobile telecommunications network, telecommunications power equipment, and telecommunications and power cable.

Grand Metropolitan Plc (ADR), headquartered in London, England, with subsidiaries, makes and sells food, wine, spirits and other consumer goods under a variety of brand names, including "Pillsbury,"
"Haagen-Dazs," "Smirnoff," "J&B Rare," "Belays," "Old El
Paso," "Green Giant" and "Progresso." The company also operates and franchises the Burger King chain of restaurants.

HSBC Holdings Plc (ADR), headquartered in London, England, is the holding company for the HSBC Group, which is an international banking and financial services organization with operations in the Asia-Pacific region, Europe, the Middle East and the United States. Services provided include retail and corporate banking, trade, trustee, securities, custody, capital markets, treasury services, insurance and private and investment banking.

Hitachi Ltd. (ADR), headquartered in Tokyo, Japan, makes nuclear, hydroelectric and thermal power plants, electrical equipment and automotive parts; audio and video equipment, appliances, lighting fixtures and dry batteries; telephone exchanges, broadcasting equipment, computer equipment, and semiconductors; compressors; and wire and cable.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, with subsidiaries, makes a wide variety of products using internal combustion engines, including motorcycles, automobiles, and power products such as portable generators, small general purpose engines, lawn mowers and tractors, power tillers, outboard engines and four-wheeled all-terrain vehicles.

ING Groep NV (ADR), headquartered in Amsterdam, The Netherlands, is an international financial service group of companies which offers a wide range of financial services to individuals, corporations and other institutions. The company's services include commercial, savings and investment banking, as well as life, property and commercial insurance. The company has offices throughout the world.

LVMH Moet Hennessy Louis Vuitton (ADR), headquartered in Paris, France, through subsidiaries and affiliates, makes luxury products including "Dom Perignon," "Moet & Chandon" and "Veuve Clicquot Ponsardin" champagnes; "Hennessy," "Hine" and "F.O.V." cognacs; "Louis Vuitton" and "Loewe" luggage, leather goods and accessories; "Christian Dior,"
"Givenchy" and "Kenzo" perfumes and cosmetics.

NEC Corporation (ADR), headquartered in Tokyo, Japan, makes and sells switching and transmission systems, communications terminal equipment and radio systems; designs, makes and sells computers; makes integrated circuits and discrete semiconductor devices; and makes consumer electronic products.

Nestle SA (ADR), headquartered in Vevey, Switzerland, through subsidiaries and allied companies, makes chocolate and confectionery products, Hills Bros. coffees, milk and cheese, infant foods, soups, frozen foods, pet foods, ice cream and refrigerated desserts. The company also operates foodservice and pharmaceutical businesses.

Oy Nokia AB (ADR), headquartered in Helsinki, Finland, makes mobile phones, computer monitors, multimedia network terminals, battery chargers for mobile phones, satellite receivers and video conferencing equipment.

Novartis AG (ADR), headquartered in Batel, Switzerland, is a world leader in life sciences with core businesses in healthcare, agribusiness and nutrition. The company was created by the merger of Sandoz and Ciba-Geigy, the Swiss pharmaceutical companies.

Philips Electronics N.V., headquartered in Eindhoven, The Netherlands, through subsidiaries, makes and distributes lighting products, consumer electronics, software, medical systems for diagnosis and therapy and other professional equipment, dies, molds, semiconductors and other components. The company also distributes recorded music and engages in other entertainment activities.

Roche Holding AG (ADR), headquartered in Batel, Switzerland, through divisions, makes a variety of pharmaceuticals, vitamins and carotenoids; develops and sells reagents and analytical systems; and makes fragrances and flavors.

Royal Dutch Petroleum Company N.V., headquartered in The Hague, The Netherlands, owns 60% of the Royal Dutch/Shell Group of companies. These companies are involved in all phases of the petroleum industry from exploration to final processing and delivery. The company has no operations of its own and virtually the whole of its income is derived from its 60% interest.

SAP AG (ADR), headquartered in Walldorf, Germany, is a multinational software company which develops software, consults on organization and application of software and trains users. The company also provides products and services through subsidiaries, distributors and other business partners worldwide.

SGS-THOMSON Microelectronics NV, headquartered in Saint Genis Pouilly, France, designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products and industrial automation and control systems.

Siemens AG (ADR), headquartered in Munich, Germany, provides industrial and building systems, drives and standard products, automation systems, power generation and transmission products, healthcare products, communications systems, lighting products, transportation systems, information technology products, and electromechanical components.

SmithKline Beecham (ADR), headquartered in Middlesex, England, through subsidiaries, develops, makes and markets human pharmaceuticals, over-the-counter medicines, consumer healthcare products and clinical laboratory testing services.

Sony Corporation (ADR), headquartered in Tokyo, Japan, develops, makes, markets and sells a broad range of electronic equipment and devices, including video and audio equipment and televisions; and produces, makes, markets and distributes music, motion pictures and television programs throughout the world.

Telefonica de Espana SA (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company is also the largest Spanish mobile communications operator in Spain; a leading telecommunications operator in Latin America; and the world's second largest owner of submarine cables.

Total SA (ADR), headquartered in Paris, France, makes rubber-based products and specialty chemicals; explores for and produces crude oil and natural gas; and refines and markets petroleum products.

Unilever N.V., headquartered in Rotterdam, The Netherlands, with
Unilever Plc makes and markets branded and packaged consumer goods, mainly foods, beverages, detergents and personal products. Other operations include specialty chemicals, textiles, power applications and investment in breweries.

YPF Sociedad Anonima (ADR), headquartered in Buenos Aires, Argentina, with subsidiaries, explores for, develops and produces oil and natural gas in Argentina, Bolivia, Ecuador, Indonesia, the United States and Venezuela. The company refines, markets, transports and distributes oil and a broad range of petroleum products, petroleum derivatives, petrochemicals and liquid petroleum gas.

What are the Equity Securities Selected for Energy Growth Trust, Series 3?

OIL AND GAS - DRILLING

Diamond Offshore Drilling, headquartered in Houston, Texas, performs contract drilling of offshore oil and gas wells. The company operates a fleet of mobile offshore drilling rigs, including semisubmersible rigs, deployed in Australia, the Black Sea, the Gulf of Mexico, the North Sea, South America and Southeast Asia.

Ensco International Inc., headquartered in Dallas, Texas, conducts contract drilling and marine transportation services for the oil and gas industry in the Gulf of Mexico, the North Sea and Venezuela.

Falcon Drilling Company, Inc., headquartered in Houston, Texas, provides contract drilling and workover services for the domestic and international oil and gas industry. The company owns and operates the largest fleet of barge drilling rigs in the world and the largest fleet of mat-supported offshore drilling rigs in the U.S. Gulf of Mexico.

Global Marine, Inc., headquartered in Houston, Texas, conducts contract drilling for oil and gas in offshore areas using jackup drilling rigs, drillships, semisubmersible drilling rigs and a drilling system, provides offshore drilling management services and engages in oil and gas exploration, development and production.

Nabors Industries Inc., headquartered in Houston, Texas, operates the largest land oil and gas drilling contract business in the world. The company also provides oilfield management, engineering, transportation, construction, maintenance, support services and offshore drilling services in the major offshore markets.


Noble Drilling Corporation, headquartered in Houston, Texas, provides contract drilling of oil and gas wells for others, including offshore and land drilling services, turnkey drilling services and engineering and production management services.


Rowan Companies, Inc., headquartered in Houston, Texas, operates oil and gas drilling rigs worldwide as well as a fleet of helicopters and fixed-wing aircraft. The company also operates a mini-steel mill that recycles scrap and produces alloy steel and steel plate, produces heavy equipment and operates a marine rig construction yard.

Transocean Offshore Inc., headquartered in Houston, Texas, provides contract drilling of oil and gas wells in offshore areas throughout the world and provides related services, including well engineering and planning, platform drilling, well intervention, engineering and construction services.

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OIL AND GAS - EXPLORATION AND PRODUCTION

Noble Affiliates, Inc., headquartered in Ardmore, Oklahoma, through subsidiaries, explores for, develops and markets oil and gas in the United States including the Gulf of Mexico, as well as internationally, mainly in the U.K. sector of the North Sea, Argentina, Canada and Equatorial Guinea. The company also markets oil and natural gas for itself and others.

Nuevo Energy Company, headquartered in Houston, Texas, explores and produces oil and natural gas properties mainly in Alabama, California, the Gulf of Mexico, Mississippi, Nevada, Texas and the Republic of Congo in West Africa and owns and operates gas plants, pipeline facilities and other oil and gas related assets.

OIL - FIELD SERVICES

BJ Services Co., headquartered in Houston, Texas, provides well cementing and stimulation services used in the completion of new oil and gas wells and in remedial work on existing wells, both offshore and onshore.

Global Industries, Ltd., headquartered in Lafayette, Louisiana, provides pipeline construction, platform installation and removal and diving services, mainly to the offshore oil and gas industry in the U.S. Gulf of Mexico. The company also transports oilfield equipment and pipe; and offers well control services worldwide.

Schlumberger Industries, Inc., headquartered in New York, New York, through subsidiaries, provides oilfield services to the petroleum industry, including measurement of physical properties of underground formations, well testing, pressure measurements, perforating, completion and workover services, reservoir evaluation and data services.

Tidewater Inc., headquartered in New Orleans, Louisiana, through divisions, provides support services to the international offshore petroleum industry through a large fleet of vessels operating on a worldwide basis, and natural gas and air compression equipment and services to the energy industry, mainly in the United States.

Tuboscope Inc., headquartered in Houston, Texas, provides oilfield tubular coating and inspection services, oilfield solids control services and coiled tubing equipment to the international petroleum industry. The company also supplies inspection equipment to manufacturers of tubular goods. The company markets its services in 54 countries.

Veritas DGC Inc., headquartered in Houston, Texas, provides seismic data acquisition, data processing, multi-client data surveys and information services to the oil and gas industry in selected markets worldwide to the petroleum industry.

Weatherford Enterra, Inc., headquartered in Houston, Texas, through subsidiaries, provides a variety of services and equipment to the exploration, production and transmission sectors of the oil and gas industry, operating in virtually every oil and gas exploration and production region in the world.

OIL - INTEGRATED

British Petroleum Plc (ADR), headquartered in London, England, one of the world's largest petroleum and petrochemical groups, produces, transports, refines and markets crude oil, natural gas and related products; and makes and markets petrochemicals and related products. The company also operates tankers for its own use and for third parties.

Mobil Corporation, headquartered in Fairfax, Virginia, produces, transports, refines and markets petroleum, natural gas and related products and makes and markets chemicals.

Royal Dutch Petroleum Company N.V., headquartered in The Hague, The Netherlands, owns 60% of the Royal Dutch/Shell Group of companies. These companies are involved in all phases of the petroleum industry from exploration to final processing and delivery. The company has no operations of its own and virtually the whole of its income is derived from its 60% interest.

Total SA (ADR), headquartered in Paris, France, makes rubber-based products and specialty chemicals; explores for and produces crude oil and natural gas; and refines and markets petroleum products.

USX-Marathon Corporation, headquartered in Pittsburgh, Pennsylvania, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

YPF Socied Anonima (ADR), headquartered in Buenos Aires, Argentina, with subsidiaries, explores for, develops and produces oil and natural gas in Argentina, Bolivia, Ecuador, Indonesia, the United States and Venezuela. The company refines, markets, transports and distributes oil and a broad range of petroleum products, petroleum derivatives, petrochemicals and liquid petroleum gas.

OIL - REFINING AND MARKETING

Giant Industries, Inc., headquartered in Scottsdale, Arizona, owns and operates a refinery near Gallup, New Mexico, which produces gasoline, diesel fuel and jet fuel; and is equipped to produce a gasoline slate that is 100% unleaded. The company also transports crude oil and natural gas.

Tosco Corporation, headquartered in Stamford, Connecticut, with subsidiaries, refines crude oil and other feedstocks into petroleum products including gasoline, diesel, jet fuel and heating oil through three refineries in California, New Jersey and Washington; sells gasoline and distillates wholesale; sells gasoline through 3,900 retail locations; and owns interests in oil shale properties.

What are the Equity Securities Selected for Internet Growth Trust,
Series 3?

ACCESS/INFORMATION PROVIDERS

America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada and Europe, offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.

First Data Corporation, headquartered in Hackensack, New Jersey, provides processing services to issuers of VISA and MasterCard, payment instrument processing services to institutions and consumers, telephone and information processing services, shareholder services, information systems and data processing.

WorldCom, Inc. (Class A), headquartered in Jackson, Mississippi, through subsidiaries, provides long distance and local products, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, fax and data connections and interconnection to Internet service providers.

COMMUNICATIONS EQUIPMENT

ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets transmission, enterprise networking systems and connectivity products for use in fiber optic, twisted pair, coaxial and wireless broadband networks. Products employ fiber optic, hybrid fiber coax, wireless and traditional copper-based technologies.

Lucent Technologies, Inc., headquartered in Murray Hill, New Jersey, is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products and is a leading global marketer of business communications systems and computers.

PairGain Technologies, Inc., headquartered in Tustin, California, designs, manufactures, markets and supports products that allow telecommunications carriers and private networks to more efficiently provide high speed digital service to end-users over the large existing infrastructure of unconditioned copper wires. This service, typically delivered over T1 lines in North America and E1 lines in international markets, enables high speed data transmission for applications such as wide area networking and video teleconferencing.

Tellabs, Inc., headquartered in Lisle, Illinois, designs, makes and services voice and data transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular and other wireless service providers, cable operators, government agencies, utilities and business end-users.

COMPUTER NETWORKING

Ascend Communications, Inc., headquartered in Alameda, California, develops, makes, markets, sells and supports a broad range of high-speed digital wide area network access products that enable the company's customers to build Internet access systems, extensions and enhancements to corporate backbone networks, and videoconferencing and multimedia access facilities. Internet access systems consist of point-of-presence

(POP) termination equipment for Internet service providers (ISPs) and remote site Internet access equipment for Internet subscribers.

Bay Networks, Inc., headquartered in Santa Clara, California, develops, makes, markets and supports a line of data networking products and services which enable end users to build or enhance their data network systems.

3Com Corporation, headquartered in Santa Clara, California, designs, makes, markets and supports a wide range of global data networking computer systems based on industry standards and an open systems architecture. The company also offers integrated services, digital network adapters, internet-working products and integrated digital remote access systems.

Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance internet-working systems that link geographically dispersed local-area and wide-area networks to form a single, seamless information infrastructure.

Newbridge Networks Corporation, headquartered in Ontario, Canada, designs, makes, markets and services a comprehensive desktop-to-desktop family of networking products and systems that enables customers in more than 100 countries to access the power of multimedia communications.

COMPUTERS

Compaq Computer Corporation, headquartered in Houston, Texas, makes and markets desktop personal computers, portable computers, workstations, communications products and tower PC servers and peripheral products that store and manage data in network environments. Products are marketed mainly to business, home, government and education customers. Products are sold directly to full-service computer specialty dealers for resale to end-users.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of personal computers, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications, including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, solid state components and instrumentation for chemical analysis.

Sun Microsystems, Inc., headquartered in Mountain View, California, supplies network computing products, including workstations, servers, software, microprocessors and a full range of services and support. The company's software utilizes the UNIX operating system.

SEMICONDUCTORS

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.

Smart Modular Technologies, Inc., headquartered in Fremont, California, designs, makes and markets memory modules, personal computer card products and embedded processor modules primarily to leading original equipment manufacturers in the computer, networking and telecommunications industries.

SOFTWARE

BMC Software, Inc., headquartered in Houston, Texas, develops, markets and supports standard systems software products to enhance IBM's mainframe database management, network management and data communications software systems.

Computer Associates International, Inc., headquartered in Islandia, New York, designs, develops, markets and supports standardized computer software products for mainframe, midrange and desktop computers from various hardware manufacturers including IBM, Data General, Digital Equipment Corp., Hewlett-Packard, Sun Microsystems, Tandem and Compaq.

McAfee Associates, Inc., headquartered in Santa Clara, California, develops, markets, distributes and supports network security and management software products including anti-virus protection as well as client/server network management tools.

Microsoft Corporation, headquartered in Redmond, Washington, makes, sells and licenses software products, including operating systems, server applications, business and consumer products, Internet software technologies and development tools. The company also markets personal computer books and input devices and researches and develops software technologies. The company is divided into four groups: the Platforms Product Group, the Applications and Content Product Group, the Sales and Support Group and the Operations Group.

Netscape Communications Corporation, headquartered in Mountain View, California, provides open client and server, commercial applications and development tools that link people and information over the Internet and private transmission control protocol/Internet Protocol networks. Using the company's software, organizations can extend their internal information systems and enterprise applications to geographically dispersed facilities, including remote offices and mobile employees. In addition, the company's products allow individuals and organizations to execute transactions across the Internet, such as the buying and selling of information, software, merchandise and publications.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, network products, application development, business intelligence productivity tools and client server business applications.

PeopleSoft, Inc., headquartered in Pleasanton, California, develops PeopleSoft Human Resource Management System, PeopleSoft Financials, PeopleSoft Distribution and PeopleSoft Financials for Public Sector software products which are portable and scaleable families of cross-industry client/server enterprise-wide applications for use throughout companies.

What are the Equity Securities Selected for Investment Services Growth Trust, Series 2?

Advest Group, Inc., headquartered in Hartford, Connecticut, through subsidiaries, offers diverse financial services, mainly in securities-related areas. The company holds memberships on the New York Stock Exchange, American Stock Exchange, as well as other leading exchanges and is registered with the Commodity Futures Trading Commission.

Bear Stearns Companies, Inc., headquartered in New York, New York, through subsidiaries, provides investment banking, securities trading and brokerage services to corporations, governments and institutional and individual investors worldwide.

Donaldson, Lufkin & Jenrette, Inc., headquartered in New York, New York, provides securities underwriting, sales, trading, merchant banking, financial advisory services, investment research, correspondent brokerage services and asset management to institutional, corporate, governmental and individual clients.

E Trade Group, Inc., headquartered in Palo Alto, California, provides online discount brokerage services using its proprietary processing technology. Services include automated order placement, portfolio tracking, related market information, news and other information. The company offers its services through the Internet, online service providers, direct modem access, touch-tone telephone and interactive television.

Eaton Vance Corporation (Class A), headquartered in Boston,
Massachusetts, through subsidiaries, provides investment advisory and administration services to mutual funds, institutional accounts and individuals, markets mutual funds and holds various investment properties and interests in oil and gas properties.

A.G. Edwards, Inc., headquartered in St. Louis, Missouri, through subsidiaries, provides securities, commodities brokerage, asset management, insurance, trust, investment banking and other related financial services to individual, corporate, governmental and institutional clients. Revenues are derived mainly from commissions, asset management, service fees, principal transactions, investment banking and interest.

EVEREN Capital Corporation, headquartered in Chicago, Illinois, through EVEREN Securities, Inc., provides full-service, retail-oriented securities brokerage operations with a distribution force of over 1,100 retail registered representatives located in 140 branch offices in 27 states.

Franklin Resources, Inc., headquartered in San Mateo, California, through subsidiaries, provides investment management, marketing, distribution, transfer agency and administrative services to open-end investment companies, managed and institutional accounts, and provides investment management and related services to closed-end investment companies.

Hambrecht & Quist Group, headquartered in San Francisco, California, provides investment banking services with a focus on emerging growth companies and growth oriented investors. The company helps raise equity capital and provides financial advice to emerging growth companies within its areas of focus.

Interra Financial, Inc., headquartered in Minneapolis, Minnesota, through subsidiaries, provides investment banking, securities brokerage and money management services.

Investment Technology Group, Inc., headquartered in New York, New York, provides automated equity trading services and transaction research to institutional investors and brokers. Main services are POSIT, an electronic stock crossing system and QuantEX, a decision support and execution system with integrated trade analysis, routing and management capabilities.

Jeffries Group, Inc., headquartered in Los Angeles, California, through subsidiaries, provides equity securities brokerage and trading services, automated securities trade execution and analysis services and performs execution services.

Legg Mason, Wood, Walker, Inc., headquartered in Baltimore, Maryland, through subsidiaries, provides securities brokerage and trading, investment of mutual funds, individual and institutional accounts, investment banking for corporations and municipalities, insurance and annuity products, commercial mortgage banking and other financial services.

Lehman Brothers Holdings, Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high net worth individual clients throughout the United States and the world.

McDonald & Company Investments, Inc., headquartered in Cleveland, Ohio, through wholly-owned McDonald & Co. Securities, Inc., operates a regional investment banking, investment advisory and brokerage business through 42 sales offices in California, Florida, Georgia, Illinois, Indiana, Kentucky, Massachusetts, Michigan, New Jersey, Ohio, South Carolina and Texas. The company also provides personal trust services.

Merrill Lynch & Company, Inc., headquartered in New York, New York, through subsidiaries, provides brokerage, trading, underwriting, investment banking, corporate finance advisory services, asset management, trading of foreign exchange instruments, futures, commodities, derivatives, securities clearance services, banking, trust, lending and insurance services.

Morgan Keegan, Inc., headquartered in Memphis, Tennessee, through wholly-owned Morgan Keegan & Co., Inc., operates as a regional securities broker/dealer serving institutional clients throughout the United States and other countries as well as retail customers in the southeastern United States.

Morgan Stanley, Dean Witter, Discover and Co., headquartered in New York, New York, issues, markets and services the Discover Card, a proprietary general purpose credit and financial services card designed to appeal to the value-conscious consumer and provides a broad range of investment products, with primary focus on individual customers.

Paine Webber Group, Inc., headquartered in New York, New York, through wholly-owned PaineWebber Inc. and other subsidiaries, provides services in connection with the purchase and sale of securities, option contracts, commodities and financial futures contracts, direct investments, selected insurance products, fixed income instruments and mutual funds and conducts investment banking activities.

Piper Jaffray Companies, Inc., headquartered in Minneapolis, Minnesota, through wholly-owned Piper Jaffray, Inc., operates as a broker/dealer in listed and unlisted securities, including municipal bonds and as an investment banker underwriting corporate and municipal securities and selling mutual fund shares, U.S. Government securities and investment-related insurance products. The company also acts as a broker of options and futures contracts and provides other financial services.

T. Rowe Price Associates, Inc., headquartered in Baltimore, Maryland, serves as investment adviser to the T. Rowe Price Mutual Funds, other sponsored investment products, institutional and individual private accounts, and provides certain administrative and shareholder services to the Price Funds and other mutual funds.

Raymond James Financial, Inc., headquartered in St. Petersburg, Florida, through subsidiaries, provides investment and financial planning products and services, including securities brokerage, investment banking, asset management, banking and cash management, trust services and life insurance.

Charles Schwab Corporation, headquartered in San Francisco, California, through subsidiaries, provides discount securities brokerage and related financial services and offers trade execution services for Nasdaq securities to broker/dealers and institutional customers.

Southwest Securities Group, Inc., headquartered in Dallas, Texas with subsidiaries, provides securities transaction processing and related services to broker/dealers, securities brokerage and investment services to individuals, investment banking services to municipal and corporate clients, fixed income and equity securities trading, and asset management and trust services.

Travelers Group, Inc., headquartered in New York, New York, through subsidiaries, provides investment banking and securities brokerage services, insurance services including life, accident, health, credit, property and casualty insurance and consumer finance services.

What are the Equity Securities Selected for Retail Growth Trust, Series 2?

AutoZone, Inc., headquartered in Memphis, Tennessee, retails automotive parts and accessories, primarily focusing on do-it-yourself consumers, operating over 1,400 stores in 27 states, mainly located in the Sunbelt and Midwest regions of the United States.

Barnes & Noble, Inc., headquartered in New York, New York, operates over 900 bookstores in 46 states, Washington, D.C. and Puerto Rico. The company also publishes books under its Barnes & Noble Books imprint for exclusive sale through retail stores and mail-order catalogs.

Bed Bath & Beyond, Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through 86 stores in 22 states.

CompUSA, Inc., headquartered in Dallas, Texas, sells personal computer hardware, software, accessories and related products through 106 computer superstores in 33 states. The company also provides direct marketing to corporate, government, education and mail order customers as well as training and technical services. In addition, the company conducts mail order operations both through its stores and through wholly-owned PCs Compleat, Inc.

Consolidated Stores Corporation, headquartered in Wilmington, Delaware, buys and sells large quantities of close-out merchandise generally obtained at a fraction of the initial wholesale price, as well as currently promoted retail toys. The company's merchandise is comprised of new, mainly brand name products, obtained from manufacturers' excess inventories, overruns, packaging changes and discontinued goods.

Costco Companies, Inc., headquartered in Issaquah, Washington, operates a chain of wholesale cash and carry membership warehouses that sell high quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups.

Dayton Hudson Corporation, headquartered in Minneapolis, Minnesota, operates 64 department stores under the names "Hudson's," "Marshall Field's" and "Dayton's," 670 "Target" discount stores selling everyday needs, apparel and recreational items and 295 retail stores under the name "Mervyn's," selling mainly apparel and soft goods.

Dollar General Corporation, headquartered in Nashville, Tennessee, owns and operates over 2,000 franchises and 10 retail general merchandise stores in 24 states, located predominantly in the midwestern and southeastern United States, operating under the name "Dollar General Stores."

Federated Department Stores, Inc., headquartered in Cincinnati, Ohio, operates over 400 department stores in 33 states under the "Bloomingdale's," "The Bon Marche," "Burdines," "Macy's," "Lazarus," "Rich's," "Goldsmith's," and "Stern's" names. The company also operates

153 specialty stores under the "Aeropostale" and "Charter Club" names.

Gap, Inc., headquartered in San Francisco, California, operates over 1,800 specialty retail stores in Canada, France, Germany, Japan, the United States and the United Kingdom. The stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy Clothing Co."

Gucci Group N.V., headquartered in Rotterdam, The Netherlands, designs, produces and distributes leather goods, shoes, ties, scarves, ready-to-wear, watches, gifts, jewelry, eyewear and perfume. The company also operates 65 stores around the world and sells products through 83 franchise stores, 74 duty-free boutiques and 376 department and specialty stores.

Tommy Hilfiger Corporation, headquartered in Kowloon, Hong Kong, through subsidiaries, designs, sources and markets designer men's sportswear and boyswear, including woven and knit shirts, pants, sweaters, outerwear, athletic wear, denim products and certain licensed products under the Tommy Hilfiger trademark.

Home Depot, Inc., headquartered in Atlanta, Georgia, operates over 400 do-it-yourself warehouse stores which sell plumbing, heating, lighting and electrical supplies, building materials, lumber, floor and wall coverings, hardware, tools, paint and other products.

Kohl's Corporation, headquartered in Menomonee Falls, Wisconsin, operates 145 family-oriented, specialty department stores primarily in the Midwest which sell moderately priced apparel, shoes, accessories, soft home products and housewares. The company's merchandise is targeted to middle-income customers shopping for their families and homes.

Kroger Co., headquartered in Cincinnati, Ohio, operates over 1,300 supermarkets in 24 states, 819 convenience stores in 15 states and 37 food processing facilities which supply private label products to the company's supermarkets.

Lowe's Companies, Inc., headquartered in North Wilkesboro, North
Carolina, through subsidiaries, operates 365 stores in 23 states which sell building commodities, mill work, heating, cooling and water systems, home decorating, illumination products, kitchens, bathrooms, laundries, yard, patio and garden products and tools; home entertainment products and special order products.

Nautica Enterprises, Inc., headquartered in New York, New York, through subsidiaries, designs, sources and sells fine quality men's sportswear, outerwear and activewear with a distinctive active outdoor image which is sold through better department store chains and specialty stores.

Safeway, Inc., headquartered in Pleasanton, California, operates a chain of over 1,000 conventional and superstore supermarkets under the name "Safeway" in the United States and Canada. Stores offer broad lines of nationally advertised, private label brands and unbranded products.

Sears, Roebuck and Co., headquartered in Hoffman Estates, Illinois, operates a chain of over 800 retail stores in the United States, as well as hardware superstores, auto supply and specialty stores.

St. John Knits, Inc., headquartered in Irvine, California, designs, makes and markets women's clothing and accessories, sold mainly under the St. John tradename. Products consist primarily of knitwear, designed for year-round use and suitable for women's business, evening and casual needs. The company operates 17 retail boutiques and five outlet stores in the United States.

Staples, Inc., headquartered in Westborough, Massachusetts, operates over 400 high volume office superstores throughout the United States and Canada which provide office supplies, business machines, computer products, office furniture and other business-related products.

Tiffany & Co., headquartered in New York, New York, retails, designs, makes and distributes fine jewelry and gift items, including timepieces, sterling silverware, china, crystal, stationery, leather goods, writing instruments, fragrances, ties and scarves. Products are sold at retail through stores in the United States, Europe and Asia.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, through subsidiaries, operates over 500 T.J. Maxx stores, 496 Marshalls stores, 52 Winners Apparel stores, 22 HomeGoods stores, and 9 T.K. Maxx stores in the United States, Canada and the United Kingdom selling off-price family apparel, accessories, domestics and giftware. The company also sells women's wear through a mail order catalog.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, operates over 1,900 Wal-Mart retail discount department stores, 344 Wal-Mart

Supercenters and 436 Sam's wholesale clubs in the United States and 314 units in Argentina, Brazil, Canada, Indonesia, Mexico, Peoples' Republic of China and Puerto Rico.

Walgreen Company, headquartered in Deerfield, Illinois, operates a nationwide chain of over 2,000 retail Walgreens drugstores in 34 states and Puerto Rico. Merchandise sold includes prescription and nonprescription drugs, general merchandise, cosmetics, toiletries, liquor, beverages and tobacco products. The company also operates two mail order facilities.

What are the Equity Securities Selected for Small-Cap Growth Trust,
Series 2?

Aames Financial Corporation, headquartered in Los Angeles, California, a consumer finance concern, originates, purchases, sells and services home equity mortgage loans secured by single family residences. The company operates 74 offices located throughout the United States.

Applebee's International, Inc., headquartered in Overland Park, Kansas, develops, franchises and operates a national chain of over 800 restaurants in 45 states, including Canada, Curacao, Germany and The Netherlands under the name "Applebee's Neighborhood Grill & Bar." The company also operates 30 "Rio Bravo Cantina" restaurants and four specialty restaurants in 11 states.

Benchmark Electronics, Inc., headquartered in Angleton, Texas, assembles printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies for customers requiring low to medium volume assembly of high quality, technologically complex printed circuit boards.

Billing Concepts Corporation, headquartered in San Antonio, Texas, provides third-party billing clearinghouse and information management services to the telecommunication industry.

BMC Industries, Inc., headquartered in Minneapolis, Minnesota, designs, makes and sells aperture masks, precision etched metal products, printed circuit boards and etched and filled glass products and also manufactures and sells ophthalmic lenses made of glass, plastic and polycarbonates.

Cavalier Homes, Inc., headquartered in Addison, Alabama, designs and makes low-to-medium-priced manufactured homes sold through over 500 independent dealers operating in over 600 retail sales centers in more than 30 states, mainly in the southeast, southwest and midwest regions of the United States. Approximately 80% of revenues were generated from sales in the core markets of Alabama, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Texas.

Champion Enterprises, Inc., headquartered in Auburn Hills, Michigan, through subsidiaries, makes manufactured homes and mid-size buses for sale in the United States and Canada.

Coherent, Inc., headquartered in Santa Clara, California, develops and makes over 150 laser, laser system, precision optics and component products. The company operates in two major business segments: medical, which serves the medical-surgical community and electro-optical, which serves the needs of scientific and commercial customers.

Day Runner, Inc., headquartered in Irvine, California, develops, makes and markets paper-based personal organizers for the retail market. Products include paper-based personal organizers, loose-leaf and spiral planners, related refills and accessories and other organizing products.

ENCAD, Inc., headquartered in San Diego, California, designs, makes and markets wide-format, color inkjet printers to increase productivity of computer applications requiring quality printed output. The company also sells consumables and accessories, including specialty ink and media.

Excel Industries, Inc., headquartered in Elkhart, Indiana, produces window, door and seating systems and injection molded plastic parts for the North American automotive original equipment manufacturers and appliances, window, door and seating systems and hardware products for the recreational vehicle, mass transit and heavy truck industry.

Fair Isaac & Company, Inc., headquartered in San Rafael, California, develops data management systems and services for the consumer credit, personal lines insurance and direct marketing industries. The company employs various tools, such as database enhancement software, predictive modeling, adaptive control and systems automation to help its customers make decisions.

Fresh America Corporation, headquartered in Dallas, Texas, operates fresh produce departments in 369 Sam's Club membership warehouse clubs in 36 states under a license agreement with Sam's Wholesale Club, a division of Wal-Mart Stores, Inc.

Gentex Corporation, headquartered in Zeeland, Michigan, designs, makes and sells proprietary products employing electro-optical technology. Product lines consist of automatic rearview mirrors for the automotive industry and fire protection products for the commercial building industry.

Giant Industries, Inc., headquartered in Scottsdale, Arizona, owns and operates a refinery near Gallup, New Mexico, which produces gasoline, diesel fuel and jet fuel; and is equipped to produce a gasoline slate that is 100% unleaded. The company also transports crude oil and natural gas.

Jack Henry & Associates, headquartered in Monett, Missouri, provides integrated computer systems for in-house data processing to banks and other financial institutions. The company also installs software, performs data conversion, customizes software for the implementation of its systems and provides customer support services after the systems are installed.

Innovex, Inc., headquartered in Hopkins, Minnesota, develops and makes components, mainly lead wire assemblies, for the disk drive industry, pacemaker lead wires, other medical devices, flexible circuits and chemically etched parts for the medical and computer industries and software for document storage retrieval and management.

Investment Technology Group, Inc., headquartered in New York, New York, provides automated equity trading services and transaction research to institutional investors and brokers. Main services are POSIT, an electronic stock crossing system and QuantEX, a decision support and execution system with integrated trade analysis, routing and management capabilities.

MICROS Systems, Inc., headquartered in Beltsville, Maryland, designs, makes, supplies and services point-of-sale systems, property management systems and central reservation systems software for hospitality providers.

Medical Resources, Inc., headquartered in Hackensack, New Jersey, operates 37 outpatient diagnostic imaging centers which provide network management services to managed care organizations. The company also provides temporary healthcare staffing to acute and sub-acute care facilities nationwide.

Merrill Corporation, headquartered in St. Paul, Minnesota, provides on demand, 24-hour-a-day typesetting, printing, management and reproduction, distribution and marketing communication services to financial, legal and corporate markets.

MicroAge, Inc., headquartered in Tempe, Arizona, distributes and integrates information technology products and services through and in partnership with, a network of resellers, including 13 company-owned resellers.

Mueller Industries, Inc., headquartered in Memphis, Tennessee, through subsidiaries, makes and sells copper tube and fittings, brass and copper alloy rods, bars and shapes, aluminum and brass forgings, aluminum and copper impact extrusions, plastic fittings and valves, refrigeration, driers and flare fittings, mines gold, hauls coal, and operates a railway.

NCI Building Systems, Inc., headquartered in Houston, Texas, designs, makes and markets pre-engineered metal building systems and components for commercial, industrial, agricultural and community service uses, overhead doors, self-storage buildings, metal home framing systems and components. Metal building systems include primary and secondary structural framing, roof and siding panels. The company markets its products through its authorized builder networks, direct sales to contractors and private label sales to certain large builders.

Nature's Sunshine Products, Inc., headquartered in Provo, Utah, makes and markets nutritional and personal care products. Nutritional products include herbs, beverages, vitamins, mineral and food supplements and a line of homeopathic remedies. Personal care products include natural skin, hair and beauty care products.

Oriental Financial Group, headquartered in San Juan, Puerto Rico, through wholly-owned Oriental Bank & Trust, conducts a commercial banking business through 16 banking offices throughout the greater metropolitan area of San Juan, Mayaguez, Arecibo and Ponce, Puerto Rico.

Pomeroy Computer Resources, headquartered in Hebron, Kentucky, sells a broad range of microcomputers and related products, provides professional services ranging from basic equipment selection and procurement, to complex network design, integration and system support.

Regal Cinemas, Inc., headquartered in Knoxville, Tennessee, operates 128 multi-screen motion picture theatres in the eastern United States. The company intends to develop new theatres in existing and target markets, add screens to existing theatres, acquire theatres and develop complementary theatre concepts.

Rent-Way, Inc., headquartered in Erie, Pennsylvania, operates 108 rental-purchase stores in 11 states and Washington, D.C., which rent household products, such as television sets, video recorders and cameras, stereos, major appliances, jewelry, and furniture, on a week-to-week or month-to-month basis with an option to purchase.

Republic Group, Inc., headquartered in Hutchinson, Kansas, manufactures and sells 100% recycled paperboard, reclaimed paper fiber and gypsum wallboard.

Rotech Medical Corporation, headquartered in Orlando, Florida, provides home healthcare products and services, including respiratory therapy equipment, convalescent medical equipment, home infusion therapy products and operates primary care physician practices. The company operates 366 home healthcare locations and 24 primary care physician practices.

SPSS, Inc., headquartered in Chicago, Illinois, develops, markets and supports an integrated line of statistical software products and services that enable users to effectively bring marketplace and enterprise data to bear on decision making. Main users of the company's software are managers and data analysts in corporate settings, government agencies and academic institutions.

Special Devices, Inc., headquartered in Newhall, California, designs and makes pyrotechnic devices used by the automotive industry as initiators in airbag systems and by the aerospace industry, mainly in tactile missile systems, propellants, explosives and military aircraft crew ejection systems.

Sport-Haley, Inc., headquartered in Denver, Colorado, designs, contracts for the manufacture of and markets, under the "Haley" label, golf and active sportswear apparel mainly consisting of men's and women's cotton shirts, pullovers, vests, shorts, sweaters, jackets, visors and pants.

St. John Knits, Inc., headquartered in Irvine, California, designs, makes and markets women's clothing and accessories, sold mainly under the "St. John" tradename. Products consist primarily of knitwear, designed for year-round use and suitable for women's business, evening and casual needs. The company operates 17 retail boutiques and five outlet stores in the United States.

Toll Brothers, Inc., headquartered in Huntingdon Valley, Pennsylvania, designs, builds, markets and finances single family detached and attached homes in middle- and high-income residential communities. The company develops in suburban residential areas and provides financing to customers.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, rents, cleans and delivers industrial employment uniforms and protective clothing to a variety of manufacturers, retailers and service companies, decontaminates and cleans work clothes that may have been exposed to radioactive materials and makes work shirts and pants.

United Stationers, Inc., headquartered in Des Plaines, Illinois, through subsidiaries, distributes traditional office products, computers supplies, office furniture and facilities and maintenance supplies.

Universal Forest Products, headquartered in Grand Rapids, Michigan, through subsidiaries, makes, treats and distributes lumber products for the do-it-yourself, manufactured housing, wholesale lumber and industrial markets. Principal products include pressure-treated wood, engineered roof trusses, dimension lumber and value-added lumber products, including lattice, fence panels, deck components and kits for various outdoor products sold under the company's "PRO-WOOD," "Deck Necessities," "Lattice Basics," "Fence Fundamentals" and "Outdoor Essentials" trademarks.

World Fuel Services Corporation, headquartered in Miami Springs,
Florida, through subsidiaries, provides aviation and marine fueling services and recycles non-hazardous used oil.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trusts.

The value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in a Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trusts will pay the brokerage fees associated therewith.

Each Trust consists of the Equity Securities listed under "Schedule of Investments" for each Trust (or contracts to purchase such Securities) as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into such Trust of Equity Securities in connection with the issuance of additional Units).

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be Removed from a Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on a Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on a Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisors. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trust or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.350 per Unit. Commencing on May 29, 1998, and on the last business day of each month thereafter, through September 30, 1998, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge) subject to reduction beginning October 31, 1998.



During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust divided by the number of Units of a Trust outstanding. For secondary market sales after the completion of the deferred sales charge period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested) divided by the number of outstanding Units of a Trust and will be reduced by 1/2 of 1% on each subsequent October 31, commencing October 31, 1998 to a minimum sales charge of 3.0%.



The minimum amount which an investor may purchase of a Trust is $1,000. The applicable sales charge for the Trusts for both primary and secondary market sales is reduced by a discount as indicated below for aggregate volume purchases of the Trusts (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):



                                                                  Primary and Secondary
                                                                  _____________________
                                                              Percent of          Percent of
Dollar Amount of Transaction                                  Offering            Net Amount
at Public Offering Price*                                     Price               Invested
____________________________                                  __________          __________
$ 50,000 but less than $100,000                               0.25%               0.2506%
$100,000 but less than $250,000                               0.50%               0.5025%
$250,000 but less than $500,000                               1.00%               1.0101%
$500,000 or more                                              2.00%               2.0408%

___________

*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units of a Trust by the same person on any one day from any one broker/dealer, bank or other selling agent. An investor may aggregate purchases of Units of Trusts contained in this Prospectus and other trusts sponsored by Nike Securities L.P. which are currently in the initial offering period and which have substantially the same sales load and years to maturity as the Trusts for purposes of qualifying for volume purchase discounts listed above. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount. Unit holders of other unit investment trusts in which the Sponsor acted as sole Principal Underwriter and which at the time of their creation had an estimated life of at least five years may utilize their termination proceeds from such trusts to purchase Units of Trusts included in this Prospectus subject only to the remaining deferred sales charge to be collected on such Units. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and broker/dealers, banks or other selling agents and their subsidiaries and vendors providing services to the Sponsor, Units may be purchased at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of a Trust. The aggregate underlying value of the Equity Securities during the initial offering period will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering

Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities or cash in a Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of such Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 3.2% of the Public Offering Price, and, for secondary market sales, 3.2% of the Public Offering Price (or 65% of the then current maximum sales charge after October 31, 1998). Dealers and other selling agents will be allowed volume concessions or agency commissions during the primary and secondary market of 2.2% of the Public Offering Price on the sale of Units purchased with termination proceeds from other unit investment trusts of which the Sponsor acted as sole Principal Underwriter and which at the time of their creation had an estimated life of at least five years. Volume concessions or agency commissions of an additional 0.30% of the Public Offering Price on all purchases of Units of the Trusts will be given to any broker/dealer or bank, who purchases from the Sponsor on the Initial Date of Deposit at least $100,000 of any one of the Trusts or purchases $250,000 of any one of such Trusts on any day thereafter. In addition, dealers and other selling agents will receive an additional volume concession or agency commission with respect to sales of Units of each individual Trust in the amounts set forth below:


                                                          Additional
Total Sales per Trust                                     Concession
_____________________                                     __________
$ 1,000,000 but less than $2,000,000                      .10%
$ 2,000,000 but less than $3,000,000                      .15%
$ 3,000,000 but less than $10,000,000                     .20%
$10,000,000 or more                                       .30%


Effective on each October 31, commencing October 31, 1998, the sales charge will be reduced by 1/2 of 1% to a minimum sales charge of 3.0%. However, resales of Units of a Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.


From time to time the Sponsor may implement programs under which broker/dealers, banks or other selling agents of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a broker/dealer, bank or other selling agent may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

Past performance may not be indicative of future results. The Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in the Trust's portfolio, so there may be a gain or loss when Units are sold.

Each Trust's performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?


The Sponsor of the Trusts will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trusts (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" for each Trust. During the initial offering period, the dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the dealers and other selling agents upon the sale of Units.



In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 4.5% subject to reduction beginning October 31, 1998) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record

Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. The pro rata share of cash in the Capital Account of a Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December
15. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after each Trust is terminated, each Unit holder will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described under "How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of a Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g. return of capital, etc.) are credited to the Capital Account of each Trust.

The Trustee may establish reserves (the "Reserve Account") within each Trust for state and local taxes, if any, and any governmental charges payable out of a Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.


Any Unit holder tendering 2,500 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Mandatory Termination Date will be honored. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. See "What is the Federal Tax Status of Unit Holders?" If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.


Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of each Trust.

The Trustee is empowered to sell Equity Securities of each Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of each Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in a Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in a Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of a Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of a Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by a Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

The aggregate value of the Equity Securities used to calculate the Redemption Price per Unit will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices (during the initial offering period) or the closing bid prices (subsequent to the initial offering period). If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask or bid prices (as appropriate) on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current ask or bid prices (as appropriate) are unavailable, the evaluation is generally determined (a) on the basis of current ask or bid prices (as appropriate) for comparable securities,
(b) by appraising the value of the Equity Securities on the ask or bid side of the market (as appropriate) or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The Portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by a Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1996, the total partners' capital of Nike Securities L.P. was $9,005,203 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." A Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by a Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by a broker/dealer, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by a broker/dealer, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of such Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?"


Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of a Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing or eligible to receive a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of such Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust in connection with termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.


Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 217


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 217, comprised of Blue Chip International Growth Trust Series, Energy Growth Trust, Series 3, Internet Growth Trust, Series 3, Investment Services Growth Trust, Series 2, Retail Growth Trust, Series 2 and Small-Cap Growth Trust, Series 2 as of the opening of business on October 15, 1997. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letters of credit held by the Trustee and deposited in the Trusts on October 15, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 217, comprised of Blue Chip International Growth Trust Series, Energy Growth Trust, Series 3, Internet Growth Trust, Series 3, Investment Services Growth Trust, Series 2, Retail Growth Trust, Series 2 and Small-Cap Growth Trust, Series 2, at the opening of business on October 15, 1997 in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP


Chicago, Illinois
October 15, 1997

                                                 Statements of Net Assets

                                                                   FT 217
                                        At the Opening of Business on the
                                 Initial Date of Deposit-October 15, 1997



                                                                   Blue Chip          Energy              Internet
                                                                   International      Growth              Growth
                                                                   Growth Trust       Trust               Trust
                                                                   Series             Series 3            Series 3
                                                                   ____________       ________            _________
NET ASSETS
Investment in Equity Securities represented
   by purchase contracts (1) (2)                                   $148,503           $149,865            $149,250
Organizational and offering costs (3)                                45,000             45,000              45,000
                                                                   ________           ________            ________
                                                                    193,503            194,865             194,250
Less accrued organizational and offering costs (3)                  (45,000)           (45,000)            (45,000)
Less liability for deferred sales charge (4)                         (5,250)            (5,298)             (5,277)
                                                                   ________           ________            ________
Net assets                                                         $143,253           $144,567            $143,973
                                                                   ========           ========            ========
Units outstanding                                                    15,000             15,138              15,076

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $150,003           $151,379            $150,757
Less sales charge (5)                                                (6,750)            (6,812)             (6,784)
                                                                   ________           ________            ________
Net assets                                                         $143,253           $144,567            $143,973
                                                                   ========           ========            ========


                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) For each Trust, an irrevocable letter of credit totaling $200,000 issued by The Chase Manhattan Bank has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trusts (approximately five years). The estimated organizational and offering costs are based on 2,000,000 Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from each Trust ($.350 per Unit), payable to the Sponsor in five equal monthly installments beginning on May 29, 1998, and on the last business day of each month thereafter through September 30, 1998. If Units are redeemed prior to September 30, 1998, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                        Statements of Net Assets (con't.)

                                                                   FT 217
                                        At the Opening of Business on the
                                 Initial Date of Deposit-October 15, 1997



                                                                   Investment         Retail              Small-Cap
                                                                   Services           Growth              Growth
                                                                   Growth Trust       Trust               Trust
                                                                   Series 2           Series 2            Series 2
                                                                   ____________       _________           _________
NET ASSETS
Investment in Equity Securities represented
   by purchase contracts (1) (2)                                   $149,383           $148,760            $148,940
Organizational and offering costs (3)                                45,000             45,000              45,000
                                                                   ________           ________            ________
                                                                    194,383            193,760             193,940
Less accrued organizational and offering costs (3)                  (45,000)           (45,000)            (45,000)
Less liability for deferred sales charge (4)                         (5,281)            (5,259)             (5,265)
                                                                   ________           ________            ________
Net assets                                                         $144,102           $143,501            $143,675
                                                                   ========           ========            ========
Units outstanding                                                    15,089             15,026              15,044

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $150,892           $150,263            $150,445
Less sales charge (5)                                                (6,790)            (6,762)             (6,770)
                                                                   ________           ________            ________
Net assets                                                         $144,102           $143,501            $143,675
                                                                   ========           ========            ========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) For each Trust, an irrevocable letter of credit totaling $200,000 issued by The Chase Manhattan Bank has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trusts (approximately five years). The estimated organizational and offering costs are based on 2,000,000 Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from each Trust ($.350 per Unit), payable to the Sponsor in five equal monthly installments beginning on May 29, 1998, and on the last business day of each month thereafter through September 30, 1998. If Units are redeemed prior to September 30, 1998, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                  Schedule of Investments

                              BLUE CHIP INTERNATIONAL GROWTH TRUST SERIES
                                                                   FT 217
                                        At the Opening of Business on the
                                 Initial Date of Deposit-October 15, 1997



                                                                                                 Market          Cost of
                                                                               Percentage        Value           Equity
Number        Ticker Symbol and                                                of Aggregate      per             Securities
of Shares     Name of Issuer of Equity Securities (1)                          Offering Price    Share           to Trust (2)
_________     _______________________________________                          ______________    ______          ____________
135           BASFY      BASF AG (ADR)                                         3.24%             $  35.688       $  4,818
124           BAYZY      Bayer AG (ADR)                                        3.24%                38.750          4,805
 56           BP         British Petroleum Plc (ADR)                           3.36%                89.188          4,995
216           BHP        The Broken Hill Proprietary Company (ADR)             3.33%                22.875          4,941
120           CSG        Cadbury Schweppes Plc (ADR)                           3.32%                41.063          4,928
 64           DAI        Daimler-Benz AG (ADR)                                 3.32%                77.000          4,928
 79           E          ENI SpA (ADR)                                         3.33%                62.688          4,952
103           ERICY      LM Ericsson (ADR)                                     3.35%                48.313          4,976
123           GRM        Grand Metropolitan Plc (ADR)                          3.34%                40.375          4,966
 16           HSBHY      HSBC Holdings Plc (ADR)                               3.29%               305.120          4,882
 54           HIT        Hitachi Ltd. (ADR)                                    3.31%                90.938          4,911
 70           HMC        Honda Motor Co., Ltd. (ADR)                           3.34%                70.813          4,957
106           ING        ING Groep NV (ADR)                                    3.33%                46.625          4,942
120           LVMHY      LVMH Moet Hennessy Louis Vuitton (ADR)                3.34%                41.375          4,965
 80           NIPNY      NEC Corporation (ADR)                                 3.34%                62.000          4,960
 69           NSRGY      Nestle SA (ADR)                                       3.35%                72.120          4,976
 51           NOK/A      Oy Nokia AB (ADR)                                     3.40%                98.938          5,046
 65           NVTSY      Novartis AG (ADR)                                     3.41%                77.870          5,062
 60           PHG        Philips Electronics N.V.                              3.34%                82.750          4,965
 56           ROHHY      Roche Holding AG (ADR)                                3.29%                87.120          4,879
 88           RD         Royal Dutch Petroleum Company N.V.                    3.38%                57.000          5,016
 51           SAPHY      SAP AG (ADR)                                          3.33%                97.120          4,953
 56           STM        SGS-THOMSON Microelectronics NV                       3.39%                89.875          5,033
 71           SMAWY      Siemens AG (ADR)                                      3.32%                69.500          4,934
100           SBH        SmithKline Beecham (ADR)                              3.37%                50.000          5,000
 52           SNE        Sony Corporation (ADR)                                3.32%                94.938          4,937
 57           TEF        Telefonica de Espana SA (ADR)                         3.35%                87.313          4,977
 91           TOT        Total SA (ADR)                                        3.35%                54.625          4,971
 22           UN         Unilever N.V.                                         3.28%               221.250          4,867
135           YPF        YPF Sociedad Anonima (ADR)                            3.34%                36.750          4,961
                                                                               _____                             _________
                               Total Investments                                100%                             $148,503
                                                                               =====                             =========
_________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on October 14, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,503. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,895 and $392, respectively.

                                                  Schedule of Investments

                                            ENERGY GROWTH TRUST, SERIES 3
                                                                   FT 217
                                        At the Opening of Business on the
                                 Initial Date of Deposit-October 15, 1997



                                                                                                   Market        Cost of
                                                                                Percentage         Value         Equity
Number      Ticker Symbol and                                                   of Aggregate       per           Securities
of Shares   Name of Issuer of Equity Securities (1)                             Offering Price     Share         to Trust (2)
_________   _______________________________________                             ______________     ______        ____________
            OIL AND GAS-DRILLING
 97         DO         Diamond Offshore Drilling                                4.04%              $62.500       $  6,062
146         ESV        Ensco International Inc.                                 4.13%               42.438          6,196
157         FLC        Falcon Drilling Company, Inc.                            3.96%               37.813          5,937
178         GLM        Global Marine, Inc.                                      4.01%               33.750          6,008
140         NBR        Nabors Industries Inc.                                   3.99%               42.688          5,976
171         NE         Noble Drilling Corporation                               3.99%               34.938          5,974
156         RDC        Rowan Companies, Inc.                                    4.09%               39.250          6,123
107         RIG        Transocean Offshore Inc.                                 4.01%               56.125          6,005

            OIL AND GAS - EXPLORATION AND PRODUCTION
136         NBL        Noble Affiliates, Inc.                                   3.99%               43.938          5,976
132         NEV        Nuevo Energy Company                                     3.97%               45.125          5,957

            OIL - FIELD SERVICES
 74         BJS        BJ Services Co.                                          3.98%               80.500          5,957
146         GLBL       Global Industries, Ltd.                                  4.04%               41.500          6,059
 70         SLB        Schlumberger Industries, Inc.                            4.01%               85.875          6,011
 93         TDW        Tidewater Inc.                                           4.00%               64.375          5,987
195         TBI        Tuboscope Inc.                                           4.00%               30.750          5,996
137         VTS        Veritas DGC Inc.                                         3.90%               42.625          5,840
114         WII        Weatherford Enterra, Inc.                                4.02%               52.875          6,028

            OIL - INTEGRATED
 67         BP         British Petroleum Plc (ADR)                              3.99%               89.188          5,976
 80         MOB        Mobil Corporation                                        3.99%               74.688          5,975
105         RD         Royal Dutch Petroleum Company N.V.                       3.99%               57.000          5,985
109         TOT        Total SA (ADR)                                           3.97%               54.625          5,954
164         MRO        USX-Marathon Corporation                                 4.01%               36.688          6,017
162         YPF        YPF Socied Anonima (ADR)                                 3.97%               36.750          5,953

            OIL - REFINING AND MARKETING
299         GI         Giant Industries, Inc.                                   3.98%               19.938          5,961
178         TOS        Tosco Corporation                                        3.97%               33.438          5,952
                                                                                ______                           ________
                              Total Investments                                  100%                            $149,865
                                                                                ======                           ========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on October 14, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $149,865. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $150,039 and $174, respectively.

                                                  Schedule of Investments

                                          INTERNET GROWTH TRUST, SERIES 3
                                                                   FT 217
                                        At the Opening of Business on the
                                 Initial Date of Deposit-October 15, 1997



                                                                                                 Market         Cost of
                                                                              Percentage         Value          Equity
Number       Ticker Symbol and                                                of Aggregate       per            Securities
of Shares    Name of Issuer of Equity Securities (1)                          Offering Price     Share          to Trust (2)
_________    _______________________________________                          ______________     ______         ___________
             ACCESS/INFORMATION PROVIDERS
 72          AOL        America Online, Inc.                                  4.01%              $ 83.063       $  5,981
155          FDC        First Data Corporation                                3.98%                38.375          5,948
162          WCOM       WorldCom, Inc. (Class A)                              3.99%                36.750          5,954

             COMMUNICATIONS EQUIPMENT
166          ADCT       ADC Telecommunications, Inc.                          4.00%                36.000          5,976
 68          LU         Lucent Technologies, Inc.                             4.02%                88.125          5,993
217          PAIR       PairGain Technologies, Inc.                           4.06%                27.938          6,063
102          TLAB       Tellabs, Inc.                                         3.98%                58.188          5,935

             COMPUTER NETWORKING
181          ASND       Ascend Communications, Inc.                           4.01%                33.063          5,984
152          BAY        Bay Networks, Inc.                                    4.01%                39.375          5,985
111          COMS       3Com Corporation                                      3.96%                53.250          5,911
 74          CSCO       Cisco Systems, Inc.                                   4.01%                80.938          5,989
 93          NN         Newbridge Networks Corporation                        4.05%                65.000          6,045

             COMPUTERS
 80          CPQ        Compaq Computer Corporation                           4.02%                74.938          5,995
 61          DELL       Dell Computer Corporation                             4.05%                99.000          6,039
 89          HWP        Hewlett-Packard Company                               4.05%                68.000          6,052
130          SUNW       Sun Microsystems, Inc.                                4.01%                46.063          5,988

             SEMICONDUCTORS
 66          INTC       Intel Corporation                                     4.06%                91.875          6,064
 89          SMOD       Smart Modular Technologies, Inc.                      3.85%                64.500          5,741

             SOFTWARE
 92          BMCS       BMC Software, Inc.                                    4.04%                65.500          6,026
 79          CA         Computer Associates International, Inc.               4.01%                75.813          5,989
 99          MCAF       McAfee Associates, Inc.                               3.97%                59.813          5,921
 44          MSFT       Microsoft Corporation                                 4.03%               136.688          6,014
158          NSCP       Netscape Communications Corporation                   3.89%                36.750          5,806
165          ORCL       Oracle Corporation                                    3.98%                36.000          5,940
 97          PSFT       PeopleSoft, Inc.                                      3.96%                60.938          5,911
                                                                              ______                            ________
                               Total Investments                               100%                             $149,250
                                                                              ======                            ========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on October 14, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $149,250. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $149,422 and $172, respectively.

                                                  Schedule of Investments

                               INVESTMENT SERVICES GROWTH TRUST, SERIES 2
                                                                   FT 217
                                        At the Opening of Business on the
                                 Initial Date of Deposit-October 15, 1997



                                                                                Percentage       Market       Cost of
                                                                                of Aggregate     Value        Equity
Number       Ticker Symbol and                                                  Offering         per          Securities
of Shares    Name of Issuer of Equity Securities (1)                            Price            Share        to Trust (2)
_________    _______________________________________                            ____________     ______       ___________
235          ADV      Advest Group, Inc.                                        3.96%            $25.188      $  5,919
133          BSC      Bear Stearns Companies, Inc.                              3.96%             44.500         5,919
 81          DLJ      Donaldson, Lufkin & Jenrette, Inc.                        4.00%             73.813         5,979
166          EGRP     E Trade Group, Inc.                                       3.99%             35.875         5,955
164          EV       Eaton Vance Corporation (Class A)                         3.94%             35.938         5,894
165          AGE      A.G. Edwards, Inc.                                        3.99%             36.125         5,961
135          EVR      EVEREN Capital Corporation                                3.96%             43.875         5,923
 62          BEN      Franklin Resources, Inc.                                  4.01%             96.563         5,987
165          HQ       Hambrecht & Quist Group                                   4.03%             36.500         6,022
 97          IFI      Interra Financial, Inc.                                   4.00%             61.625         5,978
198          ITGI     Investment Technology Group, Inc.                         3.98%             30.000         5,940
 77          JEF      Jeffries Group, Inc.                                      3.98%             77.125         5,939
110          LM       Legg Mason, Wood, Walker, Inc.                            3.96%             53.813         5,919
108          LEH      Lehman Brothers Holdings, Inc.                            3.98%             55.000         5,940
217          MDD      McDonald & Company Investments, Inc.                      3.99%             27.438         5,954
 79          MER      Merrill Lynch & Company, Inc.                             4.02%             76.063         6,009
293          MOR      Morgan Keegan, Inc.                                       3.98%             20.313         5,952
104          MWD      Morgan Stanley, Dean Witter, Discover and Co.             4.09%             58.750         6,110
118          PWJ      Paine Webber Group, Inc.                                  4.06%             51.438         6,070
213          PJC      Piper Jaffray Companies, Inc.                             4.03%             28.250         6,017
 86          TROW     T. Rowe Price Associates, Inc.                            4.04%             70.188         6,036
169          RJF      Raymond James Financial, Inc.                             3.99%             35.250         5,957
166          SCH      Charles Schwab Corporation                                4.04%             36.313         6,028
219          SWS      Southwest Securities Group, Inc.                          3.98%             27.125         5,940
 80          TRV      Travelers Group, Inc.                                     4.04%             75.438         6,035
                                                                                ______                        _________
                             Total Investments                                   100%                         $149,383
                                                                                ======                        =========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on October 14, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $149,383. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $149,511 and $128, respectively.

Page 57
                                                  Schedule of Investments

                                            RETAIL GROWTH TRUST, SERIES 2
                                                                   FT 217
                                        At the Opening of Business on the
                                 Initial Date of Deposit-October 15, 1997



                                                                                                Market       Cost of
                                                                              Percentage        Value        Equity
Number       Ticker Symbol and                                                of Aggregate      per          Securities
of Shares    Name of Issuer of Equity Securities (1)                          Offering Price    Share        to Trust (2)
_________    _______________________________________                          ______________    ______       ___________
182          AZO        AutoZone, Inc.                                        3.98%             $32.563      $  5,927
187          BKS        Barnes & Noble, Inc.                                  3.99%              31.750         5,937
183          BBBY       Bed Bath & Beyond, Inc.                               3.97%              32.250         5,902
161          CPU        CompUSA, Inc.                                         4.00%              37.000         5,957
150          CNS        Consolidated Stores Corporation                       4.02%              39.875         5,981
150          COST       Costco Companies, Inc.                                3.99%              39.563         5,934
100          DH         Dayton Hudson Corporation                             4.00%              59.438         5,944
176          DG         Dollar General Corporation                            3.99%              33.750         5,940
134          FD         Federated Department Stores, Inc.                     4.06%              45.063         6,038
118          GPS        Gap, Inc.                                             4.03%              50.813         5,996
131          GUC        Gucci Group N.V.                                      3.96%              44.938         5,887
128          TOM        Tommy Hilfiger Corporation                            4.02%              46.688         5,976
108          HD         Home Depot, Inc.                                      4.03%              55.563         6,001
 90          KSS        Kohl's Corporation                                    3.99%              66.000         5,940
182          KR         Kroger Co.                                            3.95%              32.250         5,870
141          LOW        Lowe's Companies, Inc.                                4.01%              42.250         5,957
206          NAUT       Nautica Enterprises, Inc.                             3.96%              28.625         5,897
106          SWY        Safeway, Inc.                                         4.00%              56.188         5,956
109          S          Sears, Roebuck and Co.                                3.98%              54.375         5,927
137          SJK        St. John Knits, Inc.                                  3.99%              43.375         5,942
211          SPLS       Staples, Inc.                                         4.02%              28.313         5,974
134          TIF        Tiffany & Co.                                         3.99%              44.250         5,930
205          TJX        The TJX Companies, Inc.                               4.05%              29.375         6,022
166          WMT        Wal-Mart Stores, Inc.                                 4.02%              36.000         5,976
212          WAG        Walgreen Company                                      4.00%              28.063         5,949
                                                                              ______                         _________
                               Total Investments                               100%                          $148,760
                                                                              ======                         =========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on October 14, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,760. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $149,216 and $456, respectively.


Page 58
                                                  Schedule of Investments

                                         SMALL-CAP GROWTH TRUST, SERIES 2
                                                                   FT 217
                                        At the Opening of Business on the
                                 Initial Date of Deposit-October 15, 1997



                                                                                                             Cost of
                                                                            Percentage        Market         Equity
Number       Ticker Symbol and                                              of Aggregate      Value          Securities
of Shares    Name of Issuer of Equity Securities (1)                        Offering Price    per Share      to Trust (2)
_________    _______________________________________                        ______________    _________      ___________
232          AAM         Aames Financial Corporation                        2.56%             $16.438        $  3,814
163          APPB        Applebee's International, Inc.                     2.48%              22.688           3,698
126          BHE         Benchmark Electronics, Inc.                        2.52%              29.750           3,749
104          BILL        Billing Concepts Corporation                       2.51%              35.938           3,738
118          BMC         BMC Industries, Inc.                               2.50%              31.500           3,717
354          CAV         Cavalier Homes, Inc.                               2.50%              10.500           3,717
195          CHB         Champion Enterprises, Inc.                         2.50%              19.125           3,729
 65          COHR        Coherent, Inc.                                     2.48%              56.875           3,697
 90          DAYR        Day Runner, Inc.                                   2.52%              41.625           3,746
118          ENCD        ENCAD, Inc.                                        2.49%              31.375           3,702
190          EXC         Excel Industries, Inc.                             2.49%              19.500           3,705
 84          FIC         Fair Isaac & Company, Inc.                         2.50%              44.313           3,722
173          FRES        Fresh America Corporation                          2.47%              21.250           3,676
152          GNTX        Gentex Corporation                                 2.53%              24.750           3,762
187          GI          Giant Industries, Inc.                             2.50%              19.938           3,728
149          JKHY        Jack Henry & Associates                            2.53%              25.250           3,762
122          INVX        Innovex, Inc.                                      2.55%              31.125           3,797
124          ITGI        Investment Technology Group, Inc.                  2.50%              30.000           3,720
 75          MCRS        MICROS Systems, Inc.                               2.45%              48.625           3,647
188          MRII        Medical Resources, Inc.                            2.53%              20.000           3,760
 79          MRLL        Merrill Corporation                                2.49%              47.000           3,713
140          MICA        MicroAge, Inc.                                     2.48%              26.438           3,701
 79          MLI         Mueller Industries, Inc.                           2.54%              47.813           3,777
 97          BLDG        NCI Building Systems, Inc.                         2.52%              38.750           3,759
152          NATR        Nature's Sunshine Products, Inc.                   2.46%              24.125           3,667
103          OFG         Oriental Financial Group                           2.50%              36.125           3,721
131          PMRY        Pomeroy Computer Resources                         2.48%              28.250           3,701
140          REGL        Regal Cinemas, Inc.                                2.47%              26.313           3,684
187          RWAY        Rent-Way, Inc.                                     2.50%              19.938           3,728
182          RGC         Republic Group, Inc.                               2.47%              20.250           3,686
193          ROTC        Rotech Medical Corporation                         2.49%              19.250           3,715
144          SPSS        SPSS, Inc.                                         2.45%              25.375           3,654
140          SDII        Special Devices, Inc.                              2.51%              26.750           3,745
252          SPOR        Sport-Haley, Inc.                                  2.53%              14.938           3,765
 85          SJK         St. John Knits, Inc.                               2.48%              43.375           3,687
150          TOL         Toll Brothers, Inc.                                2.57%              25.500           3,825
160          UNF         UniFirst Corporation                               2.47%              23.000           3,680
 96          USTR        United Stationers, Inc.                            2.51%              39.000           3,744
208          UFPI        Universal Forest Products                          2.48%              17.750           3,692
153          INT         World Fuel Services Corporation                    2.49%              24.250           3,710
                                                                            ______                           _________
                                Total Investments                            100%                            $148,940
                                                                            ======                           =========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on October 14, 1997.

Page 59


(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,940. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $149,568 and $628, respectively.

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Page 63


CONTENTS:
Summary of Essential Information:
    Blue Chip International Growth Trust Series           4
    Energy Growth Trust, Series 3                         4
    Internet Growth Trust, Series 3                       4
    Investment Services Growth Trust, Series 2            5
    Retail Growth Trust, Series 2                         5
    Small-Cap Growth Trust, Series 2                      5
FT 217:
    What is The FT Series?                               10
    What are the Expenses and Charges?                   14
    What is the Federal Tax Status of Unit Holders?      15
    Why are Investments in the Trusts Suitable for
        Retirement Plans?                                19
Portfolio:
    What are Equity Securities?                          19
        Risk Factors                                     19
    What are the Equity Securities Selected for:
         Blue Chip International Growth Trust Series?    25
         Energy Growth Trust, Series 3?                  27
         Internet Growth Trust, Series 3?                29
         Investment Services Growth Trust, Series 2?     31
         Retail Growth Trust, Series 2?                  33
         Small-Cap Growth Trust, Series 2?               35
    What are Some Additional Considerations for
        Investors?                                       37
Public Offering:
    How is the Public Offering Price Determined?         38
    How are Units Distributed?                           40
    What are the Sponsor's Profits?                      42
    Will There be a Secondary Market?                    42
Rights of Unit Holders:
    How is Evidence of Ownership Issued and Transferred? 43
    How are Income and Capital Distributed?              43
    What Reports will Unit Holders Receive?              44
    How May Units be Redeemed?                           44
    How May Units be Purchased by the Sponsor?           46
    How May Equity Securities be Removed from a Trust?   46
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  47
    Who is the Trustee?                                  47
    Limitations on Liabilities of Sponsor and Trustee    48
    Who is the Evaluator?                                48
Other Information:
    How May the Indenture be Amended or Terminated?      49
    Legal Opinions                                       49
    Experts                                              50
Report of Independent Auditors                           51
Statements of Net Assets:
    Blue Chip International Growth Trust Series          52
    Energy Growth Trust, Series 3                        52
    Internet Growth Trust, Series 3                      52
    Investment Services Growth Trust, Series 2           53
    Retail Growth Trust, Series 2                        53
    Small-Cap Growth Trust, Series 2                     53
Schedules of Investments:
    Blue Chip International Growth Trust Series          54
    Energy Growth Trust, Series 3                        55
    Internet Growth Trust, Series 3                      56
    Investment Services Growth Trust, Series 2           57
    Retail Growth Trust, Series 2                        58
    Small-Cap Growth Trust, Series 2                     59

                             _____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

               Blue Chip International Growth Trust Series
                      Energy Growth Trust, Series 3
                     Internet Growth Trust, Series 3
               Investment Services Growth Trust, Series 2
                      Retail Growth Trust, Series 2
                    Small-Cap Growth Trust, Series 2

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520


                            October 15, 1997


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 64



               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule




                               S-1
                           SIGNATURES

     The Registrant, FT 217, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust,
Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 217, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on October 15, 1997.

                              FT 217

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                      Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director of         )
                     Nike Securities     )
                     Corporation, the    )   October 15, 1997
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
David J. Allen       Director of         )  Robert M. Porcellino
                     Nike Securities     )   Attorney-in-Fact**
                     Corporation, the    )
                     General Partner of  )
                     Nike Securities L.P.





   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated October 15, 1997 in Amendment No. 3 to the Registration Statement (Form S-6) (File
No. 333-35211) and related Prospectus of FT 217.



                                               ERNST & YOUNG LLP


Chicago, Illinois
October 15, 1997


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.




                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 217 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6